CAVIT SCIENCES, INC.
                       100 E. Linton Boulevard, Suite 106B
                           Delray Beach, Florida 33483

                                October 11, 2006

Sent Via Fax to (202) 772-9205 and EDGAR


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington D.C. 20549
Attn: Mr. Terence O'Brien
      Accounting Branch Chief

RE: Cavit Sciences, Inc.("Registrant")
    Form SB-2/Amedment No. 2
    Filed October 11, 2006
    File Number 333-135740

Dear Mr. O'Brien:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement may become effective at 08:30 a.m., eastern daylight savings time, on October 16, 2006, or as soon thereafter as practicable. By making this request for acceleration, the undersigned and the Company hereby acknowledge and accept their respective responsibilities under the Act and the Securities Exchange Act of 1934.

     The Company also acknowledges that:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy in the filing; and

     3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cavit Sciences, Inc.


By: /s/ Colm J. King
   --------------------------
   Colm J. King, President